FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave., Suite 200

Spokane, WA 99202

Tel: (509) 994-8577

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item I. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended as a review of significant factors affecting the Company’s financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the Company’s unaudited financial statements and related notes thereto presented herein and the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018, included in our 2018 Annual Report on Form 1-K.

Operating Results

During the semiannual period ended June 30, 2019, HyperSciences, Inc. (the “Company”) had $170,000 in revenues. There were no accounts receivable as of the end of the semiannual period. These revenues were the result of the Company’s successful completion of deliverables under a NASA Phase I Small Business Innovation Research contract (Exhibit 6.12) and the Shell Joint Industry Project (Exhibit 6.13).

The Company had net losses from operations of $3,271,384 during the semiannual period ended June 30, 2019. These losses were largely attributed to research and development, general and administrative expenses, personnel expenses and professional fees related to the ongoing operations and funding needs of the Company.

The most recent Annual Report can be found on Edgar at the Securities and Exchange website titled “Annual Report Pursuant to Regulation A” filed on Form 1-K on April 29, 2019, and is incorporated by reference herein as the Annual Report (EDGAR).

Additionally, there was interest expense from outstanding notes of $102,002 for the semiannual period ended June 30, 2019.

Liquidity and Capital Resources

At June 30, 2019, the Company had negative working capital of $406,388, as compared to $1,492,283 at December 31, 2018. During the six months ended June 30, 2019, the Company experienced negative cash from operations of $2,880,872, expended $160,926 for investing activities, and added $4,475,043 from financing activities. During the semiannual period ended June 30, 2018, the Company experienced negative cash from operations of $483,735, expended $1,550 for investing activities, and added $489,646 from financing activities.

The large increase in funds provided by financing activities for the semiannual period ended June 30, 2019, was primarily a result of receiving $4,475,043 in net proceeds from Series A Preferred stock issuances. This increase in funds from financing activities enabled the Company to increase its research and development and personnel-related expenditures. Cash used in operating activities was the primary cause of the Company’s net loss and was partially offset by accrued interest and share-based compensation expenses during the semiannual period.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company’s business. The Company anticipates raising additional capital within the next twelve months from investors for working capital and to execute its business plan, although the Company can provide no assurance that additional investors will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

Issuer’s Material Commitments for Capital Expenditures

The Company has no current commitments for new capital expenditures.

Trend Information

HyperCore™ and General Research & Development

The Company has manufactured, assembled, and tested two (2) HyperCore™ 50 systems as of the date of this report. The HyperCore™ 50 is HyperSciences’ metallic, tubular hypersonic launch system that is planned as the Company’s initial commercial offering and industry demonstration tool for hypersonic flight of 38mm (1.5”) diameter metallic, plastic and composite-concrete projectiles for rock impact drilling, tunneling and mining. The

HyperCore™ is automatically fed with conventional gaseous chemical propellants (natural gas, air, oxygen, hydrogen, etc.) and combines and ignites them as a combustion gas generator that fires projectiles at hypersonic velocities (approximately Mach 5 (1715m/s). To maintain cyclic efficiency, the HyperCore™ systems are connected to end-use specific projectile autoloading systems with use-specific projectiles for drilling or tunneling, for example. This approach is unlike conventional solid gas generator or electric rail accelerators because our use-specific projectiles are injected into the HyperCore™ tubes, and during each cycle the system must form a temporary tight seal during gas injection and then perform high-speed electronic ignition. The autoloading and sealing system is being developed and is planned for commissioning trials between Q3 to Q4 2019.

HyperCores 1 and 2 are being tested and developed in parallel. HyperCore 1 includes a Mark 2 automated gas filling system designed to achieve operating pressures in well under 1-minute cycle times (10s of seconds). HyperCore 2 is designed to function as a dual-purpose mobile demonstrator for drilling and tunneling & mining applications and is the current testbed for autoloader development for these applications. HyperCore 2 is located at the MineLab test facility in northern Idaho, an historic small silver mine leased by the Company’s major shareholder EnergeticX.net, LLC (“EnergeticX”) for HyperSciences’ use as a testing facility with access to hard rock testing (100MPa+ UCS) in Quartzite-Argillite. HyperCore 2 uses HyperSciences’ earlier Mark 1 gas filling system, which operates with cycle times of approximately 2-4 minutes. The Company believes HyperCore 2 will be sufficient to complete initial milestones for current contracts and planned demos prior to upgrading to an improved gas filling system.

Management anticipates full envelope testing for HyperCore 1 in Q4 2019 and autoloading to successfully commission in Q4 2019. We expect to complete HyperDrill testing by end of Q4 2019 (December 2019) with use of HyperCore™ 50 and acceptance of substantially horizontal drilling by HyperDrill Joint Industry Project partners.

Joint Industry Project

As of June 30, 2019, HyperSciences has been paid $170,000 out of $250,000 under the HyperDrill Joint Industry Project (“JIP”) contract with Shell (Exhibit 6.13), and has completed Milestone 1, which included a complete engineering conceptual design for use of the HyperCore™ 50 as a primary accelerator for a projectile fired through drilling rods and a specially-designed bit at the bottom of a hole. The Company is approximately two (2) months behind schedule with respect to Joint Industry Project testing, and Shell has approved re-scheduling delivery of Milestones 2-3 to Q4 2019. Milestone 2 includes manufacturing prototype equipment, testing key components, and developing operating procedures. Milestone 3 involves drilling a 150ft hole. Milestone 4 involves drilling of ten 150ft holes. The Company is in discussions with Shell regarding providing deliverables in a near horizontal (inclined/declined) orientation due to additional complexity associated with vertical operation of the multi-ton HyperCore™ 50, which is primarily designed for near-horizontal mining applications. If near horizontal drilling operations for HyperDrill™ are acceptable, management believes the Company will be able to complete Milestone 4 in Q4 2019. Management also expects to complete its Phase 2 HyperDrill™ proposal on schedule. HyperSciences owns a drill rig, but is also contracting with a commercial drilling contractor using their automated versatile horizontal-vertical drilling rig with automated data collection to enable testing of HyperCore 2 with industry standard data collection and at varying degrees of inclination.

Shell has scheduled a November 2019 review of the JIP Phase 1 testing and Phase 2 proposal. HyperSciences is under a time constraint to complete testing milestones and to provide a report under the JIP prior to this review. As with any testing program, there are potential technical risks and events that could cause delays. Management has identified the following as potential risks for delaying development and testing efforts: (i) weather events; (ii) limitations of the slower Mark 1 control gas-filling system for testing and demonstration purposes; (iii) acceptability of horizontal/near-horizontal drilling for planned vertical drilling; (iv) autoloader development and testing delays; (v) HyperDrill™ ignition system development and testing delays; (vi) production constraints relating to projectiles and consumables; and (vii) availability of the contracted vertical-horizontal drilling rig.

NASA SBIR

HyperSciences completed its $125,000 Phase 1 Small Business Innovation Research (SBIR) project with NASA in Q1 2019, resulting in a January 2019 test flight at Spaceport America. HyperSciences successfully submitted its final design and testing report and Phase 2 application for a Phase 2 contract. HyperSciences was not selected for a Phase 2 contract for the 2019/2020 NASA SBIR program. Following completion of current research and testing obligations, management plans to review government solicitations for hypersonic contracts and pursue appropriate opportunities.

Capital Availability

During the semiannual period ended June 30, 2019, the Company concluded its Regulation A offering of Series A Preferred Stock at a par value of $0.0001 and a price per share of $3.84. At the conclusion of the offering, the Company had sold 2,398,284 shares of Series A Preferred Stock, in an amount equal to $9,209,410.56.

As described in the Company’s Current Report dated August 9, 2019 (EDGAR), the Company has sold 121,522 shares of Series A Preferred Stock, in an amount equal to $466,644.48 pursuant to an offering under Regulation D.

Item 2. Other Information

The Company has no unreported information it would be required to disclose in a report on Form 1-U during the semiannual period covered by this Form 1-SA.

Item 3. Financial Statements

Financial Statements

June 30, 2019

HYPERSCIENCES, INC.

Table of Contents

Compilation Report6

Financial Statements

Balance Sheets7

Statements of Operations8

Statement of Changes in Stockholders' Equity (Deficit)9

Statements of Cash Flows10

Notes to the Financial Statements11

Compilation Report

HyperSciences Inc Balance Sheets
	June 30, 2019 (Unaudited)	December 31, 2018
ASSETS
Current assets
Cash	$2,724,378	1,291,133
Investments	366,372	349,950
Prepaids	30,754	81,730
Total current assets	3,121,504	1,722,813

Equipment
Equipment, net	99,540	31,355
Total Equipment	99,540	31,355
Other Assets
Patents, net	395,951	316,996
Right of use asset	59,133	-
Deposits	2,991	-
Total other assets	458,075	316,996

Total Assets	$3,679,119	$2,071,164

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable	$161,277	98,648
Related party payables	3,441	3,281
Accrued interest	630,971	528,969
Payroll liabilities	4,730	13,027
Convertible notes payable - ST	2,571,171	2,571,171
Lease liability - ST	33,157	-
Common Stock Payable	123,145	50,043
Total current liabilities	3,527,892	3,265,139

Lease Liability - LT	25,976	-
Related Party Note Payable	95,000	95,000
Total long-term liabilities	120,976	95,000
Total liabilities	3,648,868	3,360,139

Commitments & Contingencies	-	-

Stockholders' Deficit
Series A preferred stock, $0.0001 par value; 4,050,000 shares authorized, 2,502,452 and 1,049,491 shares issued and outstanding at June 30, 2019 and December 31, 2018	250	105
Common stock, $0.0001 par value; 15,000,000 shares authorized, 5,397,727 shares issued and outstanding at June 30, 2019 and December 31, 2018	540	540
Additional paid-in capital	9,330,382	4,739,917
Accumulated deficit	(9,300,921)	(6,029,537)
Total Stockholders' Equity (Deficit)	30,251	(1,288,975)
Total Liabilities and Stockholders' Equity (Deficit)	$3,679,119	$2,071,164

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc Statements of Operations For the six months ended June 30, 2019 (unaudited)

	2019	2018

Revenue	$170,000	-

Expenses
Personnel	571,202	114,217
Research and development	1,988,817	172,930
Professional fees	201,771	270,483
Rent and facility costs	47,089	17,648
Shipping and freight	3,804	1,148
Travel	92,980	7,601
Depreciation and amortization	12,573	9,208
General and administrative	437,581	16,989
Loss on sale of equipment	1,213	-
Total operating expenses	3,357,030	610,224
Net loss from operations	(3,187,030)	(610,224)

Other income (expense)
Other income	17,648	186
Gain on extinguishment of debt	-	178,000
Interest expense	(102,002)	(143,944)
Net loss before provision for income taxes	(3,271,384)	(575,982)
Provision for income taxes	-	-
Net Loss	$(3,271,384)	$(575,982)

Net loss per common share - Basic and fully diluted	$(0.61)	$(0.11)

Weighted average number of shares outstanding – Basic and fully diluted	5,397,727	5,121,577

The accompanying notes are an integral part of the financial statements.

HyperSciences Inc Statement of Changes in Stockholders' Equity (Deficit) Year Ended December 31, 2018 and Six Months ended June 30, 2019

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance - December 31, 2017	-	$-	4,400,000	$440	$34,694	$(3,863,494)	$(3,828,360)

Common shares repurchased			(100,000)	(10)	(704)		(714)
Accounts payable converted to common shares			85,000	9	2,142		2,151
Convertible notes and accrued interest converted to common shares			682,727	68	870,715		870,783
Series A Preferred shares Issued for cash, net	1,049,491	105		-	3,415,494		3,415,599
Stock based compensation			330,000	33	257,499		257,532
Contributed capital from related party for forgiveness of debt				-	178,000		178,000
Warrants issued to defer payment of legal fees				-	18,077		18,077
Direct issuance costs payable in stock					(36,000)		(36,000)
Net loss				-		(2,166,043)	(2,166,043)
Balance on December 31, 2018	1,049,491	105	5,397,727	540	4,739,917	(6,029,537)	(1,288,975)

Series A Preferred shares issued for cash, net	1,452,961	145		-	4,510,896		4,511,041
Stock based compensation				-	115,569		115,569
Direct issuance costs payable in stock					(36,000)		(36,000)
Net loss				-		(3,271,384)	(3,271,384)
Balance on June 30, 2019	2,502,452	250	5,397,727	540	9,330,382	(9,300,921)	30,251

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc. Statements of Cash Flows For the six months ended June 30, 2019 and 2018 (Unaudited)
	2019	2018
Cash flows from operating activities
Net loss	$(3,271,384)	$(575,982)
Adjustments to reconcile net loss to net cash used by operating activities:
Net unrealized gain on investment	(17,648)	-
Loss on sale of equipment	1,213	-
Depreciation and amortization expense	12,573	9,209
Share-based compensation	115,569	957
Operating lease expense	8,240	-
Changes in operating assets and liabilities:
Prepaid expenses	50,976	-
Deposits	(2,991)	-
Accounts payable and accrued expenses	63,854	309,185
Payroll liabilities	(8,297)	24,164
Related party payable	159	(317,250)
Accrued convertible note interest	102,002	65,982
Operating lease liability	(8,240)	-
Stock payable	73,102	-
Net cash used by operating activities	(2,880,872)	(483,735)

Cash flows from investing activities
Purchase of equipment	(79,508)	-
Proceeds from the sale of fixed assets	1	-
Pending patent costs	(81,419)	(1,550)
Net cash used by investing activities	(160,926)	(1,550)

Cash flows from financing activities
Net proceeds from common stock issuances	-	9,686
Net proceeds from Series A preferred stock issuances	4,475,043	-
Net convertible note activity	-	479,960
Net cash provided by financing activities	4,475,043	489,646

Net increase (decrease) in cash	1,433,245	4,361
Cash at beginning of year	1,291,133	290
Cash at end of period	$2,724,378	$4,651

Supplemental cash flow information:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of the financial statements.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. (“HSI”) was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI’s majority shareholder is EnergeticX, (“EGX’), a company controlled by the management of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $9.3 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, right of uses asset, lease liability, and useful lives of fixed assets and patents.

Risks and Uncertainties

As of June 30, 2019, the Company had not commenced full scale operations. The Company’s activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

Revenue Recognition and Contract Costs

The Company’s revenues are earned primarily from services provided relating to the design, system integration and other technological aspects associated with the development of deep down-hole drilling technology. The Company recognizes revenue in accordance to ASC 606. Under the standard, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on negotiated hourly billing rates of the actual time spent on the deep down-hole drilling project. The Company records revenue when the services have been performed and when the associated deliverables have been provided to the customer. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. Revenue is not recognized for non- recoverable costs. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Asset/Liability Description	Fair Value 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity investments in mutual funds	$366,372	$366,372	$-	$-
Total	$366,372	$366,372	$-	$-

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value as of June 30, 2019 and December 31, 2018. At June 30, 2019 and December 31, 2018, the Company had $366,372 and $349,950 of investments subject to fair value measurement on a recurring basis. On January 1, 2018, the Company early adopted ASU 2016-01 recognizing changes in equity securities fair value in net income.

Advertising & Marketing costs

The Company’s advertising costs are expensed as incurred.  During the six months ended June 30, 2019 and 2018, the Company recognized $94,532 and $3,894 in marketing costs, respectively, recorded in G&A costs.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was

$1,988,817 and $172,930 for the six months ended June 30, 2019 and 2018, respectively.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, or stockholders’ equity as previously reported.

Investments

During the year ended December 31, 2018 the Company invested in equity securities comprised of mutual funds and early adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active marked making them a level 1 on the fair value hierarchy. During the six months ended June 30, 2019, no sales occurred and an unrealized gain of $17,648 was recorded in net income.

Share-Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under FASB ASC 505-50, Equity-Based Payments to Non-Employees. The fair value of the award issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock and/or the calculated value based on inputs to the Black-Scholes model on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity award is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Total compensation cost related to non-vested awards not yet recognized as of June 30, 2019 was $121,138 and will be recognized on a straight-line basis through the end of the vesting periods, January 30, 2020. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2019, and 2020 is expected to be approximately $213,950 and $14,163, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures. Stock compensation expense was $115,569 and $957 for the six months ended June 30, 2019 and 2018, respectively.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over a period of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent’s carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at June 30, 2019 and 2018.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of Delaware.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive: options to purchase 281,167 shares, convertible notes convertible into 2,366,519 shares, warrants to purchase 27,109 shares.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At June 30, 2019 and December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. As of June 30, 2019, and December 31, 2018, the Company had $2,724,378 and $1,291,133 in cash and cash equivalents, respectively. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In 2018, the Company adopted FASB Accounting Standards Update 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company booked a right of use asset and a corresponding lease liability as a result of the new guidance.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The Company does not expect the new standard to have a material impact on the financial position, results of operations, and cash flows.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018

Computers and Equipment	$42,350	$14,241
Trucks and trailers	17,608	17,608
Tractors and Drills	65,535	15,535
	125,493	47,384
Accumulated depreciation	(25,953)	(16,029)
Total equipment	$99,540	$31,355

Depreciation expense for the six months ended June 30, 2019 and 2018 was $10,109 and $8,179 respectively. During the six months ended June 30, 2019, the Company sold equipment of $1,399 net book value at a loss of $1,213.

NOTE 3 – PATENTS

Patents consisted of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018

Pending patents	$320,503	$256,075
Patents granted	85,308	68,316
	405,811	324,391
Accumulated amortization	(9,860)	(7,395)
Total patents	$395,951	$316,996

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

Amortization expense for the six months ended June 30, 2019 and 2018 was $2,464 and $1,030, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending December 31:

2020	$4,019
2021	4,019
2022	4,019
2023	4,019
2024	4,019
Total	$20,095

Granted patents consist of seven patents at June 30, 2019 and six patents at December 31, 2018. These patents have been issued and are related to machinery used for the drilling and extraction of minerals. Six patent applications were purchased from EnergeticX, a related party and majority shareholder. The Company recorded the patents at EnergeticX’s net carrying value.

Pending patents consist of costs related to thirty-three patent applications at June 30, 2019 and thirty-four at December 31, 2018, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company currently has several convertible notes payable outstanding which it has used to fund its operations to date. A majority of the convertible notes payable have all exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the convertible notes not converted into common stock in 2019 are classified as current and outstanding at June 30, 2018.

In June through August of 2015, the Company entered into eleven convertible notes totaling $930,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $205,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $725,000 principal balance of these notes, including the related accrued interest, remain outstanding.

In February 2016, the Company entered into two convertible notes totaling $225,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity. These notes and the related accrued interest remain outstanding.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

On June 9, 2016, the Company converted an account payable to a legal firm into a $35,000 convertible promissory note. The note matured on June 26, 2016, had an 8% interest rate, and was convertible into common shares at the discretion of the holder upon the occurrence of certain events. The note was amended on June 10, 2016 to extend the maturity date to January 31, 2017. Upon maturity, the note ceased to be convertible into equity. This note, and the related accrued interest remain outstanding.

In June through September of 2016, the Company entered into nine convertible notes totaling $785,000. The notes matured on January 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $25,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $760,000 principal balance of these notes and the related accrued interest remain outstanding.

From February through July 2017, the Company entered into eight convertible notes totaling $875,000. The notes matured on July 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain noteholders agreed to convert $85,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $790,000 of these notes and the related accrued interest remain outstanding.

In July 2017, $7,072 of payroll liabilities outstanding were converted into a convertible promissory note. The note matured on July 31, 2017, had an 8% interest rate, and was convertible into common shares at the discretion of the holder. Upon maturity, the note ceased to be convertible into equity. This note and the related accrued interest remain outstanding.

On August 7, 2017, the Company entered into a convertible note totaling $100,000. The note matures on August 7, 2018, has an 8% interest rate, and is convertible into common shares at the discretion of the holder or the Company. This note was converted into shares of the Company’s common stock on February 28, 2018. No balance remains outstanding on this note.

On February 9, 2018, the Company agreed with EnergeticX to forgive and extinguish approximately $130,000 of the related party payables balance due from HSI to EGX and convert $270,000 into a convertible note, bringing the accounts payable balance due to EGX to zero. The note was then converted into 223,715 shares of the Company’s common stock on February 28, 2018, at a conversion price of approximately $1.21 per share.

On February 9, 2018, the Company agreed with Mark Russell, the Company’s CEO, to convert $74,250 of the payroll balance due him into a convertible note. This note was then converted into 52,131 shares of the Company’s common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

On February 28, 2018, the Company entered into six convertible notes totaling $87,421. Amount consisted of $57,500 cash proceeds and $29,921 of prior note and principle. The board of directors then elected to convert $51,250 of the note payable balance into common stock. The remaining balance of these notes after conversion was $36,171.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

NOTE 5 – RELATED PARTY TRANSACTIONS

The parent company and majority shareholder of HSI, EnergeticX (“EGX”), funded a significant portion of HSI’s expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HSI and EGX. Under these agreements all of HyperSciences testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014. EGX continued to fund a portion of HSI’s operations through September 2018.

The Company also has contracted services through MineLab LLC and Radian Rare and Precious Metals (RRPM) that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Chuck Russell, who is a 20% owner of EGX and a director of HSI. Chuck also performed direct consulting services for the Company during 2019 and 2018.

The following is a representation of the related party transactions that occurred during the six months ended June 30, 2019 and year ended December 31, 2018:

	June 30, 2019	December 31, 2018
Consulting fees paid to Chuck Russell	$105,000	$20,000
Share based compensation expense Russell direct family members	-	-
EGX expenses incurred for HSI	60,000	137,069
Total Expenses	$165,000	$157,069

Note Payable to Robert Russell	95,000	95,000
Notes payable to HSI	-	-
Total notes payable	$95,000	$95,000

HSI repayment of advance from EGX	-	75,287
Total repayments	$-	$75,287

EGX gain on forgiveness of EGX debt	-	178,000
Note issued to EGX for AP amounts owed	-	270,000
Total Equity and non-cash transactions	$-	$448,000

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

NOTE 6– INVESTMENTS

During the year ended December 31, 2018 the Company invested $350,000 in equity securities comprised of mutual funds. For the six months ended June 30, 2019 and year ended December 31, 2018 there were no sales of securities, realized gains, or realized losses. Upon the early adoption of ASU 2016-01, net unrealized holding losses on securities in the amount of $17,648 and $50 for the six months ended June 30, 2019 and year ended December 31, 2018 has been recorded in other income in the statement of operations. Unrealized gains and losses during the six months ended June 31, 2019 and year ended are as follows:

December 31, 2018	Acquisition Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds	$350,000	3,772	(3,822)	$349,950
Total	$350,000	3,772	(3,822)	$349,950

Current	Acquisition Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds	$350,000	20,194	(3,822)	$366,372
Total	$350,000	20,194	(3,822)	$366,372

NOTE 7 – STOCKHOLDERS’ DEFICIT

At June 30, 2019 and December 31, 2018, the Company had 5,397,727 common shares issued and outstanding, respectively.

Stock Appreciation Rights

In April of 2015, the Company’s board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan (“the Plan”). The Plan’s purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company’s business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciate rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred Stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company’s Common Stock to 15,000,000 and the number of Series A Preferred Stock to 4,050,000.

On January 31, 2017, the Board of Directors elected to grant stock options to eighteen parties, totaling 195,750 options. The options each have an exercise price of $0.025. The options were granted for services performed in 2015 and 2016. Of the options issued, 68,250 options vested at the grant date; 86,042 options vested through the remainder of 2017 (with 10,000 forfeitures); and the remaining 41,458 options will vest through 2020.

On February 28, 2018, the Company repurchased 100,000 shares of the Company’s common stock at a price of $0.0071429 per share, pursuant to the Company’s right to repurchase the shares. These shares are available to be reissued.

On February 28, 2018, the Company elected to convert $414,316 of convertible notes payable that were issued in 2015 through 2018, including associated accrued interest, into 343,294 shares of the Company’s common stock at a conversion price of approximately $1.20 per share and to convert $38,750 of convertible notes payable issued in 2018 into 10,034 shares of common stock at a conversion price of approximately $3.85 per share.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

Stock-based Compensation

On February 28, 2018, the Company made a restricted stock grant to a service provider for $0.025 per share. The right is subject to vesting provisions that release the Company’s right to repurchase the shares over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by the service provider on February 28, 2018 for $8,250. Share based compensation of $115,569 and $248,325 was recorded during the six months ended June 30, 2019 and year ended December 31, 2018 period for these options.

On February 28, 2018, the Board of Directors elected to issue a warrant to purchase .33% of the total diluted equity of the Company as of February 28, 2018, or 21,461 shares of common stock to the Company’s attorneys as compensation for a deferment of payment of $32,750 in legal fees, until the first closing of the Regulation A offering. The terms of the warrant provide that shares of common stock may be purchased at an exercise price equal to the per-share price of the stock sold during the Company’s Series A offering ($3.84). The expiration date of the warrant is the ten-year anniversary of its issuance. As of June 30, 2019, warrant had not been exercised. The warrant was valued at $18,077 and recorded in professional fees on the Statement of Operations.

Preferred Series A Stock

On September 19, 2018, the Company received notification from its escrow agent that the minimum subscription threshold had been met in order to perform the first closing under the Company’s Regulation A Offering. This offering was qualified by the SEC on June 28, 2018 with the Company able to offer up to 2,604,166 Series A Preferred Stock shares at $3.84 per share for up to a total of $10 million in gross proceeds.

On May 8, 2019, the Board of Directors of the Company voted to conclude the Reg A Offering. At the conclusion of the Reg. A Offering, HyperSciences had sold 2,398,284 shares of Series A Preferred Stock, in an amount equal to $9,209,410.56 at $3.84 per share.

On May 15, 2019, the Board of Directors of the Company approved an offering of Series A Preferred Shares of the Company pursuant to Regulation D, Rule 506(c) in an amount equal to $1,250,000 with oversubscription up to $1,350,000 at $3.84 per share (the “Reg D Offering”).

As of June 30, 2019, and December 31, 2018, the Company has issued a total of 2,502,452 and 1,049,491 shares of Series A Preferred Stock for $5,578,915 and $4,030,501 with net proceeds of $4,511,041 and $3,415,599 after issuance costs of $1,067,874 and $614,902.

Series A Preferred Stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock.  Preferred shareholders are also entitled to a liquidation preferences over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred shareholder as a group if at least 651,000 shares outstanding, without their majority vote, can block the Company from altering or changing the rights of the preferred shares, amending the certificate of incorporation, increasing or decreasing the authorized number of preferred stock or shares in the corporation’s equity incentive plan, and changes in directors.  Preferred shareholders can also block the Company from authorizing or creating any new class or series of capital stock as well as preventing dividend declarations (within certain boundaries) for common stock holders.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio.  The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of Stock with a price per share less than $3.84.

Options

The fair market value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($0.025) as determined by the board of directors based upon its review of such factors as it deems necessary or relevant, including, without limitation, the Company’s current financial condition, business outlook, the Company’s product development efforts, business risks and opportunities relevant to the Company, discounts for lack of common stock marketability, and such other information as it deems advisable at the time of determination; 2) expected stock price volatilities (49.54%-57.7%) based on the historical volatilities of the daily closing prices of comparable public companies’ common stock; 3) a risk-free interest rate (1.25%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock option transactions under the Company’s plans for the six months ended June 30, 2019 and year ended December 31, 2018 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2018	281,167	$0.025	9 years
Granted	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2018	281,167	$0.025	8 years
Outstanding at June 30, 2019	281,167	$0.025	7.5 years

The share-based compensation expense recognized for options outstanding during the six months ended June 30, 2019 and 2018 was $0 and $957, respectively.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company leases three properties, one lease is month to month, another expiring in 2020 and the other expiring in 2021. Total rent paid for leases was $47,089 and $17,648 for the six months ended June 30, 2019, and 2018, respectively. At June 30, 2019 and December 31, 2018, the Company had a right of use asset of $59,133 and $0, a current lease liability of $33,157 and $0, and a non-current lease liability of $25,976 and $0, respectively.

Notes to the Interim Financial Statements

June 30, 2019

(Unaudited)

The Company’s expected rent expenses are as follows for the next five years:

2020	$40,033
2021	11,964
2022	-
2023	-
2024	-
Total	$51,998

NOTE 9 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, June 30, 2019, through September 18, 2019, the date these financials were available for issuance, and identified the following subsequent events:

The Company raised $466,644 through their Regulation D offering. Total preferred shares issued as a result was 121,522.

On August 8, 2019, the Company reached an agreement with the “Majority Investors” of the outstanding convertible promissory notes (as such term is defined in the convertible promissory notes) to authorize repayment and conversion of the outstanding convertible promissory notes (the “Notes”) at a conversion price no lower than $2.88. The Majority Investors also agreed to not declare the Notes due and payable until September 17, 2019. On September 24, 2019 an amendment to the agreement was proposed to push the deadline from September 17, 2019 to October 31, 2019. To date, the amendment has not been signed by the Majority Investors and no declaration has been made by them to make the notes due and payable. The Notes are classified as current and outstanding as of the date of this report.

Item 4. Exhibits**

2.1First Amended and Restated Certificate of Incorporation*

2.2Amended and Restated Bylaws*

6.12015 Equity Incentive Plan*

6.2Form of Series A Preferred Subscription Agreement*

6.3Investors’ Rights Agreement*

6.4Right of First Refusal and Co-Sale Agreement*

6.5Voting Agreement*

6.6 University of Washington License Agreement*

6.7EnergeticX License Agreement (Exhibit F)*

6.8EnergeticX License Agreement (Exhibit G)*

6.9Convertible Note Side Letter Agreement*

6.10Shell Agreement *

6.11Letter of Intent*

6.12NASA Small Business Innovation Research Agreement (Phase 1)*

6.13JIP Shell Amendment

8Form of Escrow Agreement*

11Independent Auditor’s Consent*

* Previously filed.

** The most recent Annual Report of HyperSciences, Inc. inadvertently included an incorrect document as Exhibit 6.12. The list of exhibits should have been as set forth above.

CERTIFICATION & SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyperSciences, Inc.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Date: September 30, 2019

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: September 30, 2019

By       /s/ Kemper Rojas

Kemper Rojas, Chief Financial Officer

Date: September 30, 2019

By       /s/ Charles Russell

Charles Russell, Director

Date: September 30, 2019